Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

20 November 2017

PRIMA BIOMED CHANGES ITS NAME TO IMMUTEP LTD

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) has announced a rebranding of the Company from Prima BioMed Ltd to Immutep Ltd (“Immutep”) following shareholder approval at its Annual General Meeting on 17 November 2017.

Following the acquisition of Immutep S.A.S (the Company’s 100% owned subsidiary in France) in December 2014 and subsequent sale under license of the Company’s former cancer vaccine CVac to Sydys Corporation, its sole focus has been on developing its portfolio of LAG-3 based immunotherapy assets.

The name Immutep has a strong association with LAG-3 and its founder, Prima’s Chief Scientific Officer and Chief Medical Officer, Dr Frederic Triebel. Additionally, many of the Company’s clinical partner associations are with Immutep and several patents remain registered under the Immutep name.

CEO Marc Voigt said: “As the global leader in LAG-3, the name Immutep better represents our corporate identity and activities. As it is already embedded in our day to day operations, costs associated with the rebrand will be minimal so it makes both strategic and economic sense. Immutep is already associated with LAG-3 and we see this as an important step in building awareness of our market position and exciting asset portfolio.”

Subject to relevant regulatory approvals, the Company’s new ASX Code will be ‘IMM’ and its new Nasdaq code will be ‘IMMP’.

The effective date for the name change and the ticker codes on the ASX and NASDAQ will be on or around the commencement of trading on Friday, 1 December 2017.

Further shareholder information regarding the change of name can be accessed on the Company’s website www.primabiomed.com.au.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is eftilagimod alpha (LAG-3Ig or IMP321), based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha is the International Nonproprietary Name (INN) for IMP321. Each INN is a unique name that is globally recognized to identify pharmaceutical substances or active pharmaceutical ingredients, and is regulated by the World Health Organisation (WHO).

IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Immutep’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima is listed on the Australian Securities Exchange and on the NASDAQ in the US.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Prima BioMed

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com